April 22, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Government Portfolio, a series of Master Portfolio Trust (File 811-10407)

Western Asset Municipal Defined Opportunity Trust Inc. (File 811-22265)

Legg Mason Permal Tactical Allocation Fund, a series of Legg Mason Partners

Equity Trust (File 811-06444) (collectively the “Funds”)

Rule 17g-1 Filing

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), please be informed that the Funds have been added to the joint fidelity policy of registered investment management companies (the “Companies”) managed by Legg Mason Partners Fund Advisor, LLC.

The coverage in place for the Companies as of July 15, 2008, is under a policy from ICI Mutual Insurance Company.

This filing represents the addition of the following funds: Government Portfolio, a series of Master Portfolio Trust; Western Asset Municipal Defined Opportunity Trust Inc.; and Legg Mason Permal Tactical Allocation Fund, a series of Legg Mason Partners Equity Trust.

I hereby submit for filing with the Securities and Exchange Commission: (1) a copy of Rider 13 to the Insurance Policy Number 87028208B, which supplements the joint fidelity bond executed on behalf of the Companies, filed with the Securities and Exchange Commission on September 19, 2008 (“Current Fidelity Bond Filing”); (2) copies of the resolutions of a majority of the Boards of Directors/Trustees who are not “interested persons” (as defined in the 1940 Act) of the Funds approving the amount, type, form and coverage of the joint fidelity bond and the portion of the premium to be paid by each Fund, as well as approving the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (as defined below), as amended to date; (3) an amendment to the statement showing the amount of the single insured bond which each Fund (along with the Companies) would have provided and maintained had it not been named as an insured under the joint fidelity bond; (4) a statement as to the period for which premiums have been paid under the joint fidelity bond; and (5) a revised agreement among the Companies concerning the allocation of fidelity bond recoveries (the “Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries”), which was originally filed with the Current Fidelity Bond Filing and has added the Funds to its Schedule I.

Please be advised that the premium for the currently effective bond has been paid for the period July 15, 2008 through July 15, 2009.

If you have any questions concerning this filing, please call the undersigned at (203) 703-7038.

Very truly yours,

/s/ Thomas C. Mandia
Thomas C. Mandia

Enclosures

cc:	Stephanie Beran

Rosemary D. Emmens